Second Quarter 2019 Earnings Presentation The Bank of N.T. Butterfield & Son Limited July 24, 2019

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • Summary • Efficient, Conservative Balance Sheet Chief Financial Officer • Q&A • Visible Earnings Ten International Locations Awards 3

Second Quarter 2019 Highlights • Net income of $38.6 million, or $0.72 per share (In US$ millions) vs. Q1 2019 vs. Q2 2018 • Core Net Income** of $51.1 million, or $0.95 per share Q2 2019 $ % $ % • Return on average common equity of 17.1%; core return on Net Interest Income $ 85.2 $ (2.8) $ (2.2) 14.2 % average tangible common equity** of 24.6% Non-Interest Income 44.2 0.9 2.3 5.4% • Net Interest Margin of 3.18%, cost of deposits of 0.42% Prov. for Credit Losses 0.9 0.9 0.4 (315.3)% • Core efficiency ratio of 60.3%** Non-Interest Expenses* (91.9) (10.8) (13.3) (4.8)% • Quarterly common share dividend of $0.44 per share and active Other Gains (Losses) 0.2 (1.6) 1.8 181.3 % share repurchases Net Income $ 38.6 $ (13.5) (25.8)% $ (11.0) (22.3)% • Closed acquisition of ABN AMRO (Channel Islands) Limited Non-Core Items** 12.5 12.9 10.5 (104.5)% announced on April 25, 2019 Core Net Income** $ 51.1 $ (0.6) (1.1)% $ (0.5) (1.1)% Core Return on Average Tangible Common Equity** Core Net Income** (In US$ millions) 27.6% 25.8% 25.6% $51.7 $51.7 24.9% 24.6% $49.1 $51.1 $51.1 Q2 Q3 Q4 Q1 Q2 Q2 Q3 Q4 Q1 Q2 2018 2019 2018 2019 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 4

Financials

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) Q2 2019 vs. Q1 2019 (In US$ millions) Avg. Balance Yield Avg. Balance Yield $87.4 $88.0 Cash, S/T Inv. & Repos $ 2,265.5 1.46% $ (175.6) (0.19)% $85.2 Investments 4,453.5 2.92% 157.9 (0.15)% Loans (net) 4,012.8 5.67% (42.2) — % Interest Earning Assets 10,731.8 3.64% (60.0) Total Liabilities 10,139.2 (0.48)% (68.0) (0.04)% Q2 Q3 Q4 Q1 Q2 Net Interest Margin 3.18% (0.13)% 2018 2019 • Net interest margin (NIM) decreased 13 bps from the previous quarter and 2 bps from the second quarter of 2018, due primarily to: ◦ Lower market rates on cash and short term investments; ◦ New Channel Island deposits that arrived at end of first quarter 2019 were mixed currency and lower margin; and ◦ Marginal increase in term deposits costs • Loan yields of 5.67% were flat compared to the prior quarter and increased 23 bps compared to the second quarter of 2018 • Net interest income was down 3.2% compared to the first quarter of 2019 and down 2.6% compared to the second quarter of 2018, due primarily to the currency mix of new deposits and a marginal increase in term deposit costs 6

Customer Deposits Deposit Composition By Currency Average Deposit Volume and Cost of Deposits 6.0% 6.1% 6.4% 5,000 (In US$ millions) 1.52% 11.0% 14.7% 14.1% 1.41% 83.0% 4,000 79.2% 79.6% 3,000 Q2 Q3 Q4 Q1 Q2 2018 2019 USD / USD Pegged GBP 2,000 0.63% Other 0.42% 0.38% 1,000 By Type 0.14% 0.09% 0.07% 16.9% 22.5% 24.1% 0.01% 0 60.9% 56.2% 52.6% Q2 Q3 Q4 Q1 Q2 2018 2019 22.2% 21.3% 23.3% Bermuda Demand Deposits Bermuda Term Deposits Q2 Q3 Q4 Q1 Q2 Cayman Demand Deposits Cayman Term Deposits 2018 2019 Channel Islands Demand Deposits Channel Islands Term Deposits Non-interest bearing demand deposits Interest bearing demand deposit cost Term deposit cost Interest bearing demand deposits Overall cost of deposits Term deposits 7

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q2 2019 vs. Q1 2019 Asset management $ 6.9 $ 0.1 $41.9 $43.4 $44.2 Banking 12.1 0.9 FX Revenue 8.4 (0.4) Trust 13.0 0.4 Custody and Other 3.1 0.4 Q2 Q3 Q4 Q1 Q2 Other 0.9 (0.5) 2018 2019 Total Non-Interest Income $ 44.2 $ 0.9 • Non-interest income was up 2.0% versus last quarter and up 5.5% compared to the second quarter of 2018 • Banking fees increased due to higher credit card volumes and improved interchange rates • Fee income ratio of 33.9% remains favorable compared to peer average* • Fee revenues continue to be an important and capital efficient contributor to earnings * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 8

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses*		Q2 2019	vs. Q1 2019 $		vs. Q1 2019 %
(In US$ millions)					
Salaries & Benefits**	$	41.1	$	(1.7)	(3.9)%
Technology & Comm.		15.2		0.6	4.0 %
Property		5.7		0.4	6.6 %
Professional & O/S Services		5.0		—	0.3 %
Indirect Taxes		5.0		(0.2)	(4.8)%
Intangible Amortization		1.2		(0.2)	(12.9)%
Marketing		1.7		—	(0.8)%
Other		4.3		—	0.7 %
Total Core Non-Interest Expenses*	$	79.2	$	(1.1)	(1.4)%
Non-Core Expenses*		12.5		11.9	2,032.6 %
Non-Interest Expenses	$	91.7	$	10.8	13.3 %

Core Non-Interest Expense Trend*

(In US$ millions)



$77.7
59.0%
$80.3
60.1%
$79.2
60.3%
Q2
Q3
Q4
Q1
Q2
2018
2019
Core Non-Interest Expenses*
Core Efficiency Ratio*

- Core cost / income ratio* of 60.3% is at target and slightly above 60.1% in the prior quarter
- Second quarter 2019 expenses were impacted by certain restructuring programs:
  - Bermuda branch closure, early voluntary retirement program, redundancies in Bermuda and Jersey;
  - Costs associated with the departure of a group senior executive
- Cost / income ratio target continues to be 60% with anticipated short term variances as the ABN AMRO transaction settles
- Improved cost efficiencies remain key to operating leverage

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

9

Butterfield

Capital Requirements and Return Regulatory Capital (Basel III) - Leverage Capital Total Capital Ratio 9.4% 9.7% 22.7% 0.7% 1.7% 16.3% 9.0% 7.7% 15.1% Butterfield Current BMA 2019 Required US Peer Average * Butterfield - Current US Peer Median * TCE/TA TCE/TA Ex Cash • Efficient and conservative capital management focus to create shareholder value through dividends and share repurchases • Modest share repurchase activity in the quarter prior to ABN AMRO (Channel Islands) acquisition announcement on April 25, 2019 • Share repurchases remain on pause until the initial onboarding of ABN AMRO (Channel Islands) is completed, expected to be in 2H 2019 • Remaining common share repurchase authorization is 0.8 million shares • Board declared a quarterly qualified cash dividend of $0.44 per common share * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 10

Balance Sheet Total Assets (In US$ millions) Q2 2019 Q4 2018 (In US$ billions) Cash & Equivalents $ 2,011 $ 2,054 $11.6 $11.0 $11.2 S/T Investments 163 52 Reverse Repos 166 27 Loans (net) 4,000 4,044 Investments 4,524 4,255 $4.7 $4.4 $4.5 Other Assets 364 340 $ $ Total Assets 11,229 10,773 $4.0 $4.0 $4.0 Int. Bearing Deposits $ 7,560 $ 7,333 Non-Int. Bearing Deposits 2,293 2,120 Q2 Q3 Q4 Q1 Q2 Other Liabilities 448 439 2018 2019 Shareholders Equity 929 882 Total assets Investments Loans Total Liab. & Equity $ 11,229 $ 10,773 Total Deposits • Deposit balances in line with expectations at $9.9 billion (In US$ billions) $10.3 • Loan balances were essentially flat as commercial loan $9.7 $9.9 repayments were offset by new high-end UK residential lending • In the second quarter of 2019 investments grew by approximately $130 million as excess liquidity was put to work in the AFS and HTM portfolios at an average book yield of 2.99% at a duration of 3.9 years Q2 Q3 Q4 Q1 Q2 • Asset quality and credit underwriting remained consistent 2018 2019 and conservative 11

Asset Quality Investment Portfolio Non-Accrual Loans Loan Distribution Rating Distribution (In US$ millions) $55.9 $53.8 Gov’t: 2.8% $44.0 Other Comm’l: BBB: 0.2% 11.6% A: 1.9% AA: 1.1% Comm’l R/E: 13.5% Res Mtg: 67.8% AAA: Consumer: 96.8% 4.3% $4.0 billion $4.5 billion Q2 Q3 Q4 Q1 Q2 2018 2019 Net Charge-Off Ratio 0.10% • Risk density remains key return on regulatory capital driver 0.08% • No new charge-offs during second quarter of 2019 0.06% 0.04% 0.02% 0.02% —% —% 0.00% Q2 Q3 Q4 Q1 Q2 2018 2019 12

Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity Average Balances (US$Mil) 8.7% 5.3% 5.3% Q2 2019 vs. Q1 2019 Duration vs. Q1 2019 2.9% Cash & Reverse Repos 2,212.8 (149.0) N/A N/A (3.8)% S/T Invest. 52.7 (26.6) 0.3 0.1 (9.8)% AFS 2,237.1 56.2 2.7 (0.2) -100bps +100bps +200bps HTM** 2,215.1 101.3 3.8 (0.8) Total 6,717.7 (18.1) NTB US Peer Median * • Average investment assets were higher in the quarter as funds from maturing securities were reinvested and excess liquidity was invested late in the quarter • Butterfield’s interest rate sensitivity is moderated by capital efficient fee income and balance sheet optimization * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates. 13

Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2
Assets									
Cash & Equivalents	$ 2,011	$ 2,601	$ 2,054	$ 1,259	$ 1,756	$ 1,846	$ 1,535	$ 1,546	$ 1,720
Reverse Repos	166	72	27	72	89	198	179	210	184
S/T Investments	163	215	52	76	79	100	250	208	294
Investments	4,524	4,393	4,255	4,576	4,727	4,512	4,706	4,613	4,558
Loans, Net	4,000	3,986	4,044	4,092	3,986	3,957	3,777	3,664	3,588
Other Assets	364	374	340	355	367	376	332	338	335
Total Assets	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679
Liabilities and Equity									
Total Deposits	$ 9,852	$ 10,294	$ 9,452	$ 9,066	$ 9,718	$ 9,754	$ 9,536	$ 9,407	$ 9,479
Long-Term Debt	143	143	143	143	143	117	117	117	117
Other Liabilities	305	310	295	349	293	293	303	252	313
Total Liabilities	$ 10,300	$ 10,747	$ 9,891	$ 9,558	$ 10,154	$ 10,164	$ 9,956	$ 9,776	$ 9,909
Common Equity	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770
Total Equity	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770
Total Liabilities and Equity	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679
Key Metrics									
TCE / TA	7.7%	7.1%	7.5%	7.7%	7.1%	6.7%	7.1%	7.0%	6.7%
CET 1 Ratio	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%
Total Tier 1 Capital Ratio	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%
Total Capital Ratio	22.7%	22.0%	22.4%	23.3%	22.3%	19.2%	19.9%	19.9%	19.1%

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Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2019 - Q2			2019 - Q1			2018 - Q2		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 2,265.5	$ 8.2	1.46 %	$ 2,441.2	$ 9.9	1.65 %	$ 2,348.0	$ 7.9	1.36 %
Investment in securities	4,453.5	32.4	2.92 %	4,295.6	32.5	3.07 %	4,665.5	31.0	2.67 %
Trading	*1.3*	—	— %	*1.0*	—	— %	*1.2*	—	— %
AFS	*2,237.1*	*15.1*	*2.71 %*	*2,180.9*	*15.5*	*2.87 %*	*2,921.9*	*18.1*	*2.48 %*
HTM	*2,215.1*	*17.3*	*3.13 %*	*2,113.7*	*17.0*	*3.27 %*	*1,742.4*	*12.9*	*2.98 %*
Loans	4,012.8	56.7	5.67 %	4,055.0	56.7	5.67 %	3,957.6	53.7	5.44 %
Commercial	*1,218.9*	*18.8*	*6.18 %*	*1,280.2*	*19.5*	*6.16 %*	*1,303.5*	*18.6*	5.73 %
Consumer	*2,793.9*	*38.0*	*5.45 %*	*2,774.8*	*37.3*	*5.45 %*	*2,654.1*	*35.1*	5.30 %
Total interest earning assets	10,731.8	97.4	3.64 %	10,791.8	99.2	3.73 %	10,971.1	92.7	3.39 %
Other assets	342.8			348.3			350.6		
Total assets	$ 11,074.7	$ 97.4	3.53 %	$ 11,140.1	$ 99.2	3.61 %	$ 11,321.8	$ 92.7	3.28 %
Liabilities									
Interest bearing deposits	$ 7,520.9	$ (10.2)	(0.55)%	$ 7,634.8	$ (9.2)	(0.49)%	$ 7,862.0	$ (3.6)	(0.18)%
Customer demand deposits	*5,106.5*	*(0.8)*	*(0.07)%*	*5,389.2*	*(1.2)*	*(0.09)%*	5,792.8	*(0.1)*	*(0.01)%*
Customer term deposits	*2,391.7*	*(9.1)*	*(1.52)%*	*2,201.4*	*(7.7)*	*(1.41)%*	2,056.3	*(3.2)*	*(0.63)%*
Deposits from banks	*22.7*	*(0.3)*	*(5.23)%*	*44.1*	*(0.3)*	*(2.67)%*	12.9	*(0.3)*	*(8.58)%*
Securities sold under agreement to repurchase	—	—	— %	—	—	— %	1.8	—	(1.96)%
Long-term debt	143.4	(2.0)	(5.56)%	143.3	(2.0)	(5.71)%	130.2	(1.7)	(5.25)%
Interest bearing liabilities	7,664.3	(12.2)	(0.64)%	7,778.1	(11.2)	(0.58)%	7,994.1	(5.3)	(0.27)%
Non-interest bearing customer deposits	2,167.8			2,154.3			2,213.4		
Other liabilities	307.1			274.8			302.8		
Total liabilities	$ 10,139.2	$ (12.2)	(0.48)%	$ 10,207.2	$ (11.2)	(0.44)%	$ 10,510.2	$ (5.3)	(0.20)%
Shareholders' equity	935.5			932.9			811.5		
Total liabilities and shareholders' equity	$ 11,074.7			$ 11,140.1			$ 11,321.8		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,067.5			$ 3,013.7			$ 2,977.1		
Net interest margin		$ 85.2	3.18 %		$ 88.0	3.31 %		$ 87.4	3.20 %

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Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2
Net Interest Income	$ 85.2	$ 88.0	$ 87.4	$ 88.3	$ 87.4	$ 79.9	$ 76.1	$ 74.3	$ 71.5
Non-Interest Income	44.2	43.4	45.7	41.3	41.9	39.8	42.4	38.2	38.7
Prov. for Credit Recovery (Losses)	0.9	—	1.7	2.8	0.5	1.9	5.4	0.7	(0.5)
Non-Interest Expenses*	91.9	81.0	83.7	82.6	78.6	77.8	80.8	73.8	75.6
Other Gains (Losses)	0.2	1.8	(0.3)	0.7	(1.6)	0.4	(2.7)	1.8	2.0
Net Income	$ 38.6	$ 52.1	$ 50.9	$ 50.4	$ 49.7	$ 44.2	$ 40.3	$ 41.1	$ 36.1
Non-Core Items**	$ 12.5	$ (0.4)	$ 0.2	$ (1.2)	$ 2.0	$ 0.8	$ 1.9	$ (0.4)	$ 1.4
Core Net Income**	$ 51.1	$ 51.7	$ 51.1	$ 49.1	$ 51.7	$ 45.0	$ 42.2	$ 40.7	$ 37.5

Key Metrics	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2
Loan Yield	5.67%	5.67%	5.56%	5.54%	5.44%	5.31%	5.23%	5.16%	5.11%
Securities Yield	2.92	3.07	2.87	2.78	2.67	2.54	2.27	2.22	2.20
Cost of Deposits	0.42	0.38	0.27	0.20	0.14	0.12	0.12	0.10	0.11
Net Interest Margin	3.18	3.31	3.38	3.37	3.20	3.05	2.87	2.81	2.66
Core Efficiency Ratio**	60.3	60.1	61.5	63.2	59.0	62.3	65.4	62.8	66.1
Core ROATCE**	24.6	25.6	25.8	24.9	27.6	24.3	22.3	22.2	21.6
Fee Income Ratio	33.9	33.0	33.9	31.2	32.4	32.7	34.2	33.8	35.3
Fully Diluted Share Count (in millions of common shares)	53.5	54.2	55.4	56.0	55.9	55.8	55.6	55.5	55.6

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 20-21

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Butterfield

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2
Non-Interest Income									
Trust	$ 13.0	$ 12.6	$ 13.8	$ 13.1	$ 13.2	$ 10.9	$ 11.3	$ 10.9	$ 11.3
Asset Management	6.9	6.7	6.5	6.5	6.2	6.4	6.6	6.3	5.9
Banking	12.1	11.2	12.8	10.6	10.8	10.9	12.0	10.8	10.9
FX Revenue	8.4	8.8	8.6	7.8	8.3	8.2	8.8	7.6	7.5
Custody & Other Admin.	3.1	2.7	2.4	2.2	2.4	2.2	2.2	2.0	1.9
Other	0.9	1.4	1.6	1.0	1.1	1.2	1.4	0.5	1.1
Total Non-Interest Income	$ 44.2	$ 43.4	$ 45.7	$ 41.3	$ 41.9	$ 39.8	$ 42.4	$ 38.2	$ 38.7
Non-Interest Expense									
Salaries & Benefits*	$ 52.1	$ 42.8	$ 43.7	$ 43.8	$ 40.9	$ 37.0	$ 42.4	$ 37.4	$ 37.4
Technology & Comm.	15.2	14.6	14.9	15.6	15.1	14.7	14.4	13.2	13.4
Property	5.7	5.4	6.1	5.3	5.3	5.1	4.5	5.1	5.4
Professional & O/S Services	6.2	5.6	6.1	5.1	5.1	9.7	8.0	6.9	6.1
Indirect Taxes	5.3	5.2	4.7	4.8	5.0	4.9	4.7	4.6	4.5
Intangible Amortization	1.2	1.3	1.3	1.4	1.3	1.1	1.1	1.0	1.1
Marketing	1.7	1.7	2.3	1.5	1.4	0.9	1.5	0.9	2.4
Restructuring	—	—	—	—	—	—	0.3	0.4	0.6
Other	4.3	4.3	4.3	4.9	4.1	3.9	3.5	4.0	4.5
Total Non-Interest Expense	$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4	$ 73.6	$ 75.3
Income Taxes	0.2	0.1	0.2	0.4	0.3	0.4	0.5	0.2	0.3
Total Expense incld. Taxes	$ 91.9	$ 81.0	$ 83.7	$ 82.6	$ 78.6	$ 77.8	$ 80.8	$ 73.8	$ 75.6

*Includes non-service employee benefits

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Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2019 2018 2017 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits** $ 41.1 $ 42.8 $ 43.7 $ 43.8 $ 40.9 $ 37.0 $ 42.2 $ 37.2 $ 37.1 Technology & Comm. 15.2 14.6 14.8 15.4 14.9 14.6 14.3 13.1 13.3 Property 5.7 5.4 6.1 5.3 5.3 5.1 4.5 5.1 5.3 Professional & O/S Services 5.0 5.0 6.0 6.3 4.7 8.1 6.7 5.6 5.7 Indirect Taxes 5.0 5.2 4.7 4.8 5.0 4.9 4.7 4.6 4.5 Intangible Amortization 1.2 1.3 1.3 1.4 1.3 1.1 1.1 1.0 1.1 Marketing 1.7 1.7 2.3 1.5 1.4 0.9 1.5 0.9 2.4 Other 4.3 4.3 4.3 4.8 4.1 3.9 3.5 4.0 4.5 Total Core Non-Interest Expense $ 79.2 $ 80.3 $ 83.1 $ 83.3 $ 77.6 $ 75.7 $ 78.5 $ 71.6 $ 73.9 Income Taxes 0.2 0.1 0.2 0.4 0.3 0.4 0.5 0.2 0.3 Total Core Expense incld. Taxes $ 79.4 $ 80.5 $ 83.2 $ 83.7 $ 77.9 $ 76.0 $ 78.9 $ 71.8 $ 74.2 * See the reconciliation of non-GAAP measures on pages 20-21 ** Includes non-service employee benefits 19

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2019		2018		
		Q2	Q1	Q4	Q3	Q2
Net income	A	$ 38.6	$ 52.1	$ 50.9	$ 50.4	$ 49.7
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		—	(1.0)	—	(0.2)	(0.1)
Settlement loss on the de-risking of a defined benefit plan		—	—	—	—	1.5
Total non-core (gains) losses	B	$ —	$ (1.0)	$ —	$ (0.2)	$ 1.4
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		11.3	—	—	—	—
Tax compliance review costs		—	—	0.1	0.1	0.1
Business acquisition costs		1.2	0.6	0.1	(1.2)	0.4
Total non-core expenses	C	$ 12.5	$ 0.6	$ 0.2	$ (1.1)	$ 0.6
Total non-core (gains), losses and expenses	D=B+C	**12.5**	**(0.4)**	**0.2**	**(1.2)**	**2.0**
Core net income to common shareholders	E=A+D	$ 51.1	$ 51.7	$ 51.1	$ 49.1	$ 51.7
Average shareholders' equity		905.7	893.4	862.3	859.9	833.5
Average common equity	F	905.7	893.4	862.3	859.9	833.5
Less: average goodwill and intangible assets		(73.0)	(74.9)	(75.6)	(76.7)	(83.0)
Average tangible common equity	G	832.7	818.5	786.7	783.2	750.4
Return on equity	A/F	**17.1%**	**23.7%**	**23.4%**	**23.2%**	**23.9%**
Core return on average tangible common equity	E/G	**24.6%**	**25.6%**	**25.8%**	**24.9%**	**27.6%**
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	53.5	54.2	55.4	56.0	55.9
Earnings per common share fully diluted	A/H	**0.72**	**0.96**	**0.92**	**0.90**	**0.89**
Non-core items per share	D/H	**0.23**	**(0.01)**	**—**	**(0.02)**	**0.04**
Core earnings per common share fully diluted	E/H	**0.95**	**0.95**	**0.92**	**0.88**	**0.93**
Core return on average tangible assets						
Total average assets	I	$ 11,294.3	$ 11,177.1	$ 10,449.2	$ 10,723.5	$ 11,227.8
Less: average goodwill and intangible assets		(73.0)	(74.9)	(75.6)	(76.7)	(83.0)
Average tangible assets	J	$ 11,221.3	$ 11,102.2	$ 10,373.7	$ 10,646.8	$ 11,144.7
Return on average assets	A/I	**1.4%**	**1.9%**	**1.9%**	**1.9%**	**1.8%**
Core return on average tangible assets	E/J	**1.8%**	**1.9%**	**2.0%**	**1.8%**	**1.9%**

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2
Tangible equity to tangible assets						
Shareholders' equity		$ 928.7	$ 896.2	$ 882.3	$ 871.7	$ 848.6
Less: goodwill and intangible assets		(72.2)	(74.1)	(74.7)	(76.9)	(77.3)
Tangible common equity	L	856.5	822.1	807.6	794.8	771.3
Total assets		11,229.0	11,643.1	10,773.2	10,429.7	11,002.4
Less: goodwill and intangible assets		(72.2)	(74.1)	(74.7)	(76.9)	(77.3)
Tangible assets	M	$ 11,156.8	$ 11,569.0	$ 10,698.4	$ 10,352.8	$ 10,925.1
Tangible common equity to tangible assets	L/M	7.7%	7.1%	7.5%	7.7%	7.1%
Efficiency ratio						
Non-interest expenses		$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2
Less: Amortization of intangibles		(1.2)	(1.3)	(1.3)	(1.4)	(1.3)
Non-interest expenses before amortization of intangibles	N	90.5	79.6	82.2	80.9	76.9
Non-interest income		44.2	43.4	45.7	41.3	41.9
Net interest income before provision for credit losses		85.2	88.0	87.4	88.3	87.4
Net revenue before provision for credit losses and other gains/losses	O	$ 129.4	$ 131.4	$ 133.1	$ 129.5	$ 129.3
Efficiency ratio	N/O	70.0%	60.6%	61.7%	62.4%	59.5%
Core efficiency ratio						
Non-interest expenses		$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2
Less: non-core expenses	(C)	(12.5)	(0.6)	(0.2)	1.1	(0.6)
Less: amortization of intangibles		(1.2)	(1.3)	(1.3)	(1.4)	(1.3)
Core non-interest expenses before amortization of intangibles	P	78.0	79.0	81.9	81.9	76.3
Net revenue before provision for credit losses and other gains/losses	Q	129.4	131.4	133.1	129.5	129.3
Core efficiency ratio	P/Q	60.3%	60.1%	61.5%	63.2%	59.0%

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Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 22